FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE	Tomás González
tgonzalez@endesa.cl
For further information contact:
Jaime Montero	Irene Aguiló
Investor Relations Director	iaguilo@endesa.cl
Endesa Chile
(56-2) 634-2329	Suzanne Sahr
jfmv@endesa.cl	ssc@endesa.cl

RESIGNATION AND APPOINTMENT OF THE COMPANY’S CHIEF EXECUTIVE OFFICER

(Santiago, Chile, July 25, 2005) – Endesa Chile (NYSE: EOC), announced today the following material information:

In accordance with clauses 9 and 10 of the Securities Market Law and General Rule No.30 of that Superintendency, and duly empowered for the purpose by the board of the Company, I inform you of the following material information:

The ordinary board meeting of Endesa Chile held today agreed to accept the resignation presented by Mr Héctor López Vilaseco as chief executive officer of the Company as from September 1, 2005.

The board agreed to expressly recognize the productive management carried out by Mr Héctor López Vilaseco as the Company’s chief executive officer during the five years he occupied that senior position.

The board then agreed to appoint Mr Rafael Mateo Alcalá as chief executive officer of Endesa Chile as from September 1, 2005.

Carlos Martín Vergara
General Counsel

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: July 26, 2005	By:	/s/ Héctor López Vilaseco

Name: Héctor López Vilaseco
Title: General Manager